

November 28, 2012

Via E-mail
Mr. Michael L. Griffin
Chief Financial Officer
University General Health Systems, Inc.
7501 Fannin Street
Houston, TX 77054

Re: **University General Health Systems, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed April 16, 2012
        Form 10-Q for the Quarterly Period Ended June 30, 2012
        Filed August 14, 2012
        File No. 000-54064

Dear Mr. Griffin:

We have reviewed your November 16, 2012 response to our November 2, 2012 letter and your November 5, 2012 response to our September 10, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any information you provide in response to a comment, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Reports of Independent Registered Certified Public Accounting Firm, pages F-2 and F-3

1. We acknowledge your November 16, 2012 response to comment one and continue to believe that you had a change in auditors in connection with the acquisition transaction between Seabridge Freight Corp. and University General Hospital, LP and University Hospital Systems, LLP. As previously indicated, unless the same accountant reported on the most recent financial statements of both the legal acquirer/accounting acquiree and the accounting acquirer/legal acquiree, a reverse acquisitions always results in a change in accountant that must be reported on an Item 4.01 Form 8-K. As your historical financial statements for 2010 as presented in your 2011 Form 10-K were audited by UHY LLP and your 2011 financial statements were audited by Moss, Krusick & Associates, LLC, the accounting acquirer changed its accountants and an investor should be made aware of any disagreements, reportable events or other information required to be

disclosed under Item 304 of Regulation S-K. As previously requested, please file an Item 4.01 Form 8-K for your change in accountants from UHY LLP to Moss, Krusick & Associates, LLC and represent to us that you will indicate on the cover page of your upcoming Forms 10-K and 10-Q, as appropriate, that you have not filed all the reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934.

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Consolidated Financial Statements
Note 10 – Equity
Preferred Stock, page 26

2. We acknowledge your November 5, 2012 response to the first and second primary bullet points of comment 7. Please address the following comments:
    - Please tell us how you allocated the proceeds of your May 2, 2012 Series C preferred stock private placement to the Series C preferred stock, the bifurcated embedded conversion feature, the Series C warrants and the placement agent warrants. In your response, please tell us the fair value of each component on the issuance date and how you allocated the proceeds on that date. Reference for us the authoritative literature you relied upon to support your accounting.
    - Please tell us why the 1,605,818 warrants issued to the placement agent appear, based on disclosure on page 26 of your September 30, 2012 Form 10-Q, to be valued at issuance at $341,440 or $0.213 per warrant when the 19,090,909 Series C warrants appear to be valued at $2,974,238 or only $0.156 per warrant.
    - Please provide us proposed revised disclosure to be included in future filings that clearly indicates that the "Preferred C Shares" derivative liability you record is the embedded conversion feature that is bifurcated and your basis for doing so.

3. We acknowledge your November 5, 2012 response to the third primary bullet point of comment 7. Please explain to us how you applied the guidance from SAB 5:Q. In your response, please tell us the amount, if any, of the proceeds allocated to the Series C preferred stock and clarify how you recorded the effect of the increasing dividend rate at June 30, 2012 and September 30, 2012. Also, please clarify how you accrete the carrying value of this preferred stock to it redemption value.

4. We acknowledge your November 5, 2012 responses to the sixth and seventh primary bullet points of comment 7 that the warrants issued to your placement agent are the same as those issued on May 2, 2012 to investors. Please provide us with proposed disclosure to be included in future filings that clarifies why your Series C warrants and the placement agent warrants are recorded as derivatives. In this regard, please clarify that the down-round protections you disclose cause the warrants to not be indexed solely to your stock and therefore are precluded from equity classification.

   You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                              Sincerely,

                              /s/ Jim B. Rosenberg

                              Jim B. Rosenberg
                              Senior Assistant Chief Accountant